UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

Tel: +852 2688 6333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

GARDEN STAGE LIMITED

FORM 6-K

Garden Stage Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Appointment of Executive Director

On September 27, 2025, the Board of Directors (the “Board”) of Garden Stage Limited (the “Company”) appointed Raymond Wai Lok Fong as an executive director of the Company. The Board and the Compensation Committee approved the appointment of Mr. Fong as of the same date.

Set forth below is certain biographical information regarding the background and experience of Mr. Fong:

Mr. Wai Lok Raymond, FONG is our consultant since April 2024. Mr. Fong had been acting as our director since August 2022 to March 2024. Mr. Fong is licensed as the Responsible Officer for Type 1, 4, and 9 regulated activities of I Win Securities and I Win Asset Management. Mr. Fong has more than 24 years of experience in the financial services industry, with a proven track of participating in over 110 IPO underwriting and placement projects and extensive experience in asset management and wealth management. Prior to joining I Win Securities in June 2018, Mr. Fong served as the Responsible Officer in various financial service companies in Hong Kong: Head & Shoulders Securities Limited from May 2017 to June 2018, Run Investment Service Limited from December 2016 to April 2017, Convoy Investment Services from January 2012 to December 2016, Shining Securities Company Limited from April 2009 to December 2011. In his early career, he worked as manager in various financial service companies, including VC Brokerage Limited from June 2008 to March 2009 and Tai Fook Securities Company Limited from Feb 2000 to April 2005. Mr. Fong is a Chartered Financial Analyst (“CFA”) of CFA Institute. He received his Bachelor of Business Administration and Master of Philosophy in Economics from Hong Kong Baptist University in 1997 and 2000; and a Bachelor of Law in Chinese Law from Tsinghua University in 2007.

In connection with Mr. Fong’s appointment as executive director, the Company and Mr. Fong entered into an executive directorship agreement (the “Directorship Agreement”) on September 29, 2025. Pursuant to the Directorship Agreement, Mr. Fong will receive an annual regular Board fee in the amount of $96,000 payable by the Company in equal quarterly installments. Additionally, Mr. Fong will receive a one-time signing bonus in the amount of $300,000 payable by the Company within one month after the execution of the Directorship Agreement.

The agreement imposes certain duties and customary confidentiality obligations on Mr. Fong customary for agreements of this nature. Mr. Fong is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the Directorship Agreement and therefore does not purport to be complete and the Directorship Agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Directorship Agreement between Garden Stage Limited and Raymond Wai Lok Fong, dated September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Garden Stage Limited

Dated: October 2, 2025	By:	/s/ Sze Ho Chan
	Name:	Sze Ho Chan
	Title:	Director and Chief Executive Officer

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